Exhibit (a)(6)

ENDOCARE AND GALIL MEDICAL ANNOUNCE

SETTLEMENT OF LITIGATION

IRVINE, CA and YOKNEAM, ISRAEL (July 7, 2009) Endocare, Inc. (NASDAQ: ENDO) and privately held Galil Medical Ltd., today announced that they have entered into a settlement agreement stipulating to termination of the previously announced merger agreement between Endocare and Galil Medical pursuant to which Endocare would have acquired Galil Medical, and the settlement of all related litigation in Delaware Chancery Court.

About Endocare

Endocare, Inc.—www.endocare.com— is an innovative medical device company focused on the development of minimally invasive technologies for tissue and tumor ablation. Endocare has initially concentrated on developing technologies for the treatment of prostate cancer and believes that its proprietary technologies have broad applications across a number of markets, including the ablation of tumors in the kidney, lung and liver and palliative intervention (treatment of pain associated with metastases).

About Galil Medical

Galil Medical is a global medical device company that develops, manufactures and markets innovative products utilizing a proprietary cryoablation platform that incorporates powerful freezing technology and revolutionary 17-gauge cryoablation needle design. The company has offices in Yokneam, Israel; Plymouth Meeting, Pennsylvania; and London. Shareholders include Thomas, McNerney & Partners, The Vertical Group, Investor Growth Capital, Elron Electronic Industries Ltd. (NASDAQ:ELRN) and RDC Rafael Development Corporation, Ltd.